SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 February 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Full Year Results to 31 December 2009 dated 16 February 2010

Exhibit No: 99.1

InterContinental Hotels Group PLC
Full Year Results to 31 December 2009

Financial results	2009	2008	% change		% change CER
			Total	Excluding LDs [1]	Total	Excluding LDs [1]
Revenue [2]	$1,538m	$1,897m	(19)%	(18)%	(17)%	(16)%
Operating profit [2]	$363m	$549m	(34)%	(30)%	(36)%	(32)%
Total adjusted EPS [2]	102.8 ¢	120.9 ¢	(15)%
Total basic EPS [3]	74.7 ¢	91.3 ¢	(18)%
Total dividend per share	41.4¢	41.4¢	-
Net debt	$1,082m	$1,273m

All figures are before exceptional items unless otherwise noted.  See appendices 2 and 3 for analysis of financial headlines.  Constant exchange rate comparatives shown in appendix 4.  (% CER)  = change at constant exchange rates.
1
- excluding $3m of significant liquidated damages (LDs) receipts in
2009 and $33m in 2008.
2
- h
otels previously accounted for as discontinued operations have been re-presented as continuing operations and the relevant comparatives restated.
3
- total basic EPS after exceptional items.
4
- Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.

Business headlines
·	Global constant currency RevPAR decline of 14.7%, with a fourth quarter decline of 10.9%.
·	26,828 net rooms (252 hotels) added taking system size to 646,679 rooms (4,438 hotels), up 4% year on year.
·	55,345 rooms (439 hotels) added to the system, 28,517 rooms (187 hotels) removed.
·	52,891 rooms (345 hotels) signed, taking the pipeline to 210,363 rooms (1,438 hotels).
·	Total gross revenue [4] from all hotels in IHG's system $16.8bn (2008 $19.1bn)
·	EPS benefited from effective tax rate of 5% (2008: 23%) due to the release of certain prior year tax contingencies, primarily as a result of the final resolution of various tax audits
·	Final dividend maintained at 29.2 ¢, equivalent to 18.7p. Total dividend of 41.4¢, flat on 2008.
·	Exceptional operating charges of $373m include: (i) $197m of non-cash asset impairments; and (ii) $91m charge related to a management contract in the US.

Recent trading
·	January global constant currency RevPAR decline of 3.8%; -7.2% Americas, -3.1% EMEA and +11.1% Asia Pacific, in part favourably impacted by the movement of Chinese New Year into February .

Update on priorities
·
Focus on efficiency
.

2009 regional and central costs $95m (31%) below 2008 levels, including around $50m of sustainable savings.  Additional sustainable savings of around $25m delivered in managed and franchised cost of sales driving strong underlying margin performance.  In 2010 these c.$75m of sustainable savings will be maintained in both regional and central costs and cost of sales.

·
Support hotel performance
.
IHG's brands outperformed the market by 4.3 percentage points in fastest growing APAC region and Americas' RevPAR outperformed by 0.5 percentage points.  System delivery continued to improve with 68% of rooms revenue booked through IHG's channels or by Priority Club Rewards members direct to hotel (2008: 64%).  24% of rooms revenue booked through the internet (2008: 20%). Priority Club Rewards members now total over 48m (2008: 42m).

·
Build quality distribution.
1,832 hotels are operating under the new Holiday Inn standards, 54% of the total estate.  75,000 rooms under construction of which over 50% are expected to open this year.  2010 r oom removals are still expected to be in the region of 40,000.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:
"2009 was a very challenging year for the industry.  The fourth quarter did show some improvement in trends and o ccupancy has now stabilised.  Rate however remains under pressure and we expect trading to stay tough until business travellers return in greater numbers.
"Through the year we took decisive action to reduce costs and improve efficiencies.  Our margin performance, as a result, was good and our cash control enabled us to reduce our net debt from $1.3bn to $1.1bn.
 "Our focus on strengthening the quality of our system did not waver.  We opened a record 439 hotels in the year and signed 345 hotels into our pipeline, a good result given the challenging financing environment.  We removed 187 hotels in the year and now have over 50% of the Holiday Inn estate operating under relaunched standards.  We expect to complete this $1 billion programme on schedule and we are seeing better performance from relaunched hotels.
"Our business model has proved its resilience through this downturn and, with our global scale, powerful system and attractive brands, we expect to take full advantage of the upturn when it comes."

Americas
Revenue performance
RevPAR declined 14.9% in 2009, with a fourth quarter decline of 12.5%.  Revenues declined 20% to $772m.  Excluding one $13m liquidated damages receipt in 2008, revenues declined 19%.
Operating profit performance
Operating profit declined 38% from $465m to $288m, or 36% excluding the $13m liquidated damages receipt in 2008.  Owned and leased hotels' operating profit fell from $55m to $11m, driven by an overall RevPAR decline of 24.5% and a particularly challenging trading environment in New York.  In the managed business, excluding the $13m liquidated damages receipt in 2008, operating profit declined $78m to a loss of $40m.  This was driven by a RevPAR decline of 17.8% which resulted in IHG funding shortfalls in guaranteed owners' priority returns on a number of hotels managed for one owner.  At year end an exceptional charge of $91m was recognised comprising the write off of a cash deposit related to these hotels and a provision for the total estimated net cash outflows to this owner under the guarantee.  Therefore future payments to this owner will be charged against the provision and will not impact operating results.  Franchised hotels' operating profit fell 15% to $364m driven by a royalty fee decline of 10% and a 46% reduction in initial franchising, relicensing and termination fees.

EMEA
Revenue performance
RevPAR declined 14.8% in 2009, with a fourth quarter decline of 10.4%.  The UK performed best with a full year RevPAR decline of 9.8% and a 5.8% fourth quarter decline.  Revenues declined 23% to $397m (17% at CER).  Excluding one liquidated damages receipt of $3m in 2009 and two totalling $16m in 2008, revenues declined 22% (15% CER).
Operating profit performance
Operating profit declined 26% (23% CER) from $171m to $127m or 20% (17% at CER) excluding the net impact of the liquidated damages receipts.  Owned and leased hotels' operating profit was down $12m to $33m.  InterContinental Park Lane, London delivered a strong relative performance with RevPAR down just 1.7% during the year.  Managed hotels' operating profit declined by $30m to $65m, or by $21m, excluding the impact of the liquidated damages receipt in 2008.  This was driven primarily by challenging trading across the Continental European estate where RevPAR fell 19.6%.  Excluding the net $4m liquidated damages receipt, franchised hotels' operating profit declined $11m to $57m (9% at CER) driven by a RevPAR decline of 14.9%, partially offset by a 6% increase in room count.

Asia Pacific
Revenue performance
RevPAR declined 13.5%
, with a fourth quarter decline of 4.6%.
IHG's brands outperformed the market in Greater China by 8.9 percentage points with a RevPAR decline of 16.9% and occupancy growth of 0.2%.  Excluding one $4m liquidated damages receipt in 2008, revenues declined 14% (15% CER) to $245m.
Operating profit performance
Excluding the liquidated damages receipt received in 2008, operating profit declined 19% from $64m to $52m.  Operating profit at owned and leased hotels fell $13m to $30m primarily reflecting a RevPAR decline of 22.2% at InterContinental Hong Kong.  Managed hotels' operating profit declined $11m to $44m (16% at CER) driven by a 12.5% RevPAR decline. Excluding the $4m liquidated damages receipt in 2008, franchised hotels' operating profit increased $1m to $5m.

Interest, tax and exceptional items
The interest charge for the period fell $47m to $54m due to a reduction in interest rates and lower average net debt.
The effective tax rate for 2009 is 5% (2008: 23%) due to the release of certain prior year tax contingencies, primarily as a result of the final resolution of various tax audits.  The underlying tax rate before the impact of prior year items is 42% (2008: 39%).  The reported tax rate may continue to vary year-on-year but is expected to increase in the medium term.
The $373m exceptional operating charge includes (i) $197m of non-cash asset impairments; (ii) $91m charge related to a management contract in the US; (iii) $43m reorganisation and severance costs; (iv) $21m enhanced pensions transfer; and (v) $19m in respect of the Holiday Inn relaunch.

Cash flow & net debt
Growth capital expenditure of $91m included a $65m payment on completion of the Hotel Indigo San Diego.  Maintenance capital expenditure of $57m was 42% below 2008 levels.
IHG's balance sheet has been strengthened with net debt reduced to $1.1bn (including the $204m finance lease on the InterContinental Boston).  IHG has extended its maturities and diversified its debt profile issuing a seven year £250m bond in the fourth quarter and refinancing $415m of the $500m term loan expiring in November 2010.  In addition, IHG has a $1.6bn revolving credit facility expiring May 2013.

RevPAR Sensitivity
IHG now estimates that a 1% change in global RevPAR impacts Group EBIT by $13m, split as follows: $4m owned & leased; $4m managed (of which $1m relates to the Americas managed business); and $5m franchised.

Appendix 1:
Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	40,584	6,427	8,334	55,345
Removals	(21,720)	(2,838)	(3,959)	(28,517)
Net openings	18,864	3,589	4,375	26,828
Signings	29,353	8,442	15,096	52,891

Appendix 2:  Full year financial headlines

Twelve months to 31 December $m	Total		Americas		EMEA		Asia Pacific		Central
	2009	2008*	2009	2008*	2009	2008	2009	2008	2009	2008
Franchised operating profit	429	509	364	426	60	75	5	8	-	-
Managed operating profit	69	201	(40)	51	65	95	44	55	-	-
Owned and leased operating profit	74	143	11	55	33	45	30	43	-	-
Regional overheads	(105)	(149)	(47)	(67)	(31)	(44)	(27)	(38)	-	-
Operating profit pre central overheads	467	704	288	465	127	171	52	68	-	-
Central overheads	(104)	(155)	-	-	-	-	-	-	(104)	(155)
Operating profit	363	549	288	465	127	171	52	68	(104)	(155)

* 2008 comparatives restated
for those owned hotels previously accounted for as discontinued operations, now re-presented as continuing operations.

Appendix 3:  Fourth quarter financial headlines

Three months to 31 December $m	Total		Americas		EMEA		Asia Pacific		Central
	2009	2008*	2009	2008*	2009	2008	2009	2008	2009	2008
Franchised operating profit	98	107	83	91	14	15	1	1	-	-
Managed operating profit	7	33	(19)	1	17	20	9	12	-	-
Owned and leased operating profit	29	44	4	16	11	12	14	16	-	-
Regional overheads	(26)	(40)	(11)	(21)	(9)	(11)	(6)	(8)	-	-
Operating profit pre central overheads	108	144	57	87	33	36	18	21	-	-
Central overheads**	(48)	(39)	-	-	-	-	-	-	(48)	(39)
Operating profit	60	105	57	87	33	36	18	21	(48)	(39)

*2008 comparatives restated
for those owned hotels previously accounted for as discontinued operations, now re-presented as continuing operations.
**Fourth quarter 2009 central costs impacted by c.$10m provision related to certain incentive plans.

Appendix 4:
Constant currency operating profit movement before exceptional items.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant Currency**	Actual currency*	Constant currency**
(Decline)/ growth	(38)%	(38)%	(26)%	(23)%	(24)%	(24)%	(34)%	(36)%

Exchange rates	GBP:USD	EUR: USD	* US dollar actual currency;
2009	0.64	0.72	** Translated at constant 2008 exchange rates;
2008	0.55	0.68	*** After Central Overheads

Appendix 5: Investor information for 2009 final dividend

Ex-dividend Date: 24 March 2010
Record Date: 26 March 2010
Payment Date: 4 June 2010
Dividend payment: Ordinary shares 18.7p per share: ADRs 29.2 ¢ per ADR

For further information, please contact:

Investor Relations (Alex Shorland-Ball; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425	+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Presentation for Analysts and Shareholders
A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Chief Financial Officer and Head of Commercial Development) will commence at 9.30am (London time) on 16 February at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 10.30am (London time).

There will be a live audio webcast of the results presentation on the web address
www.ihg.com/prelims10
.  The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility

International dial-in	0203 0379090

US Q&A conference call
There will also be a conference call, primarily for US investors and analysts, at 9.00am (Eastern Standard Time) on 16 February with Andrew Cosslett (Chief Executive) and Richard Solomons (Chief Financial Officer and Head of Commercial Development).  There will be an opportunity to ask questions.

International dial-in	+44 (0)207 108 6370
US Dial-in	517 345 9004	US Toll Free	866 692 5726
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days.  To access this please dial the relevant number below and use the access number 6370.

International dial-in	+44 (0)20 7970 8458	US Toll Free	877 814 5617

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 16 February. The web address is
www.ihg.com/prelims10
.
To watch a video of Andrew Cosslett reviewing our results visit our YouTube channel at
www.youtube.com/ihgplc

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG owns, manages, leases or franchises, through various subsidiaries, over 4,400 hotels and more than 645,000 guest rooms in over 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®, and also manages the world's largest hotel loyalty programme, Priority Club
®

Rewards
with 48 million members worldwide.

IHG has nearly 1,400 hotels in its development pipeline, which will create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media
.

Cautionary note regarding forward-looking statements
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

This business review (BR) provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2009.

Group Performance

	12 months ended 31 December
	2009	2008	%
Group results	$m	$m	change

Revenue
Americas	772	963	(19.8)
EMEA	397	518	(23.4)
Asia Pacific	245	290	(15.5)
Central	124	126	(1.6)
	____	____	_____
	1,538	1,897	(18.9)
	____	____	_____
Operating profit
Americas	288	465	(38.1)
EMEA	127	171	(25.7)
Asia Pacific	52	68	(23.5)
Central	(104)	(155)	32.9
	____	____	_____
	363	549	(33.9)

Exceptional operating items	(373)	(132)	(182.6)
	___	____	____
	(10)	417	(102.4)

Net financial expenses	(54)	(101)	46.5
	___	____	____
(Loss)/profit before tax	(64)	316	(120.3)
	___	____	____
Earnings per ordinary share
Basic	74.7¢	91.3¢	(18.2)
Adjusted	102.8¢	120.9¢	(15.0)

Group results

Revenue decreased by 18.9% to $1,538m and operating profit before exceptional items decreased by 33.9% to $363m during the 12 months ended 31 December 2009.  Included in these results are $3m of significant liquidated damages received by IHG in 2009 in respect of the settlement of a franchise contract in the EMEA region. During 2008, significant liquidated damages totalling $33m were received across the Group. Excluding these, revenue and operating profit before exceptional items decreased by 17.7% and 30.2% respectively.

The results reflect the challenging global economic environment faced by the Group throughout 2009.  Group RevPAR fell 14.7% during the year, with declines in both occupancy and rate.  However, stabilising occupancy levels in the fourth quarter indicated a slight rebound in trading conditions which resulted in a RevPAR decline of 10.9% compared to the fourth quarter in 2008.  Furthermore, IHG continued to achieve organic growth during the year, increasing its net room count by 4.3% or 26,828 rooms.  The Group also made significant progress in the roll-out of the Holiday Inn brand family relaunch with 1,697 hotels converted globally as at 31 December 2009.

In the year, the Group took a number of actions to improve efficiency and reduce costs which led to a reduction in regional and central overheads of $95m, from $304m in 2008 to $209m in 2009, including a $23m favourable movement in foreign exchange.

As a result of the declining real estate market, the InterContinental Atlanta and Staybridge Suites Denver Cherry Creek no longer meet the criteria for designation as held for sale assets.  Consequently, these hotels are no longer categorised as discontinued operations and comparative figures have been re-presented accordingly.

The average US dollar exchange rate strengthened against sterling during 2009 (2009 $1=£0.64, 2008 $1=£0.55). Translated at constant currency, applying 2008 exchange rates, revenue decreased by 17.0% and operating profit decreased by 35.9%.

The results include an exceptional operating charge of $373m, which included a $91m charge comprising the write off of a cash deposit related to certain management contracts with one US hotel owner and the total estimated net cash outflows to this owner under the guarantee, and $197m non-cash impairment charges.

Profit before tax was a loss of $64m for the year, compared to a profit of $316m in 2008.  Basic earnings per ordinary share decreased by 18.2% to 74.7¢ and adjusted earnings per ordinary share decreased by 15.0% to 102.8¢.

	12 months ended 31 December
	2009	2008	%
Total gross revenue	$bn	$bn	change

InterContinental	3.8	4.1	(7.3)
Crowne Plaza	3.0	3.2	(6.3)
Holiday Inn	5.4	6.8	(20.6)
Holiday Inn Express	3.6	3.9	(7.7)
Staybridge Suites	0.4	0.4	-
Candlewood Suites	0.3	0.3	-
Other brands	0.3	0.4	(25.0)
	____	____	____
Total	16.8	19.1	(12.0)
	____	____	____

Total gross revenue
One measure of overall IHG hotel system performance is the growth in total gross revenue, defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.

Total gross revenue decreased by 12.0% from $19.1bn in 2008 to $16.8bn in 2009.  Translated at constant currency, total gross revenue decreased by 9.9%.

	Hotels		Rooms
Global hotel and room count at 31 December	2009	Change over 2008	2009	Change over 2008

Analysed by brand
InterContinental	166	7	56,121	1,385
Crowne Plaza	366	24	100,994	7,612
Holiday Inn	1,319	(34)	240,568	(9,123)
Holiday Inn Express	2,069	137	188,007	14,213
Staybridge Suites	182	30	19,885	3,241
Candlewood Suites	254	50	25,283	4,642
Hotel Indigo	33	11	4,030	1,328
Holiday Inn Club Vacations	6	5	2,892	480
Other	43	22	8,899	3,050
	____	____	______	_____
Total	4,438	252	646,679	26,828
	____	____	______	_____
Analysed by ownership type
Franchised	3,799	214	483,541	17,574
Managed	622	37	157,287	9,047
Owned and leased	17	1	5,851	207
	____	____	______	_____
Total	4,438	252	646,679	26,828
	____	____	______	_____

Global hotel and room count
During 2009, the IHG global system (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 252 hotels (26,828 rooms; 4.3%) to 4,438 hotels (646,679 rooms). Openings of 439 hotels (55,345 rooms) were focused, in particular, on continued expansion in the US and China.

System growth was driven by brands in the midscale limited service and extended stay segment. Holiday Inn Express represented over 50% of total net growth (137 hotels, 14,213 rooms) whilst Staybridge Suites and Candlewood Suites combined represented approximately 30% (80 hotels, 7,883 rooms).  IHG's lifestyle brand, Hotel Indigo, achieved net growth of approximately 50%, with 11 hotels (1,328 rooms) added during the year.

Significant progress has been achieved on the Holiday Inn brand family relaunch with 1,697 hotels open under the updated signage and brand standards as at 31 December 2009.  The relaunch aims to refresh the brand and to deliver consistent best in class service and enhanced physical quality in all Holiday Inn and Holiday Inn Express hotels.

Non-brand conforming hotels continued to be removed from the system with total removals of 187 hotels (28,517 rooms) during 2009, predominantly Holiday Inn and Holiday Inn Express hotels.

	Hotels		Rooms
Global pipeline at 31 December	2009	Change over 2008	2009	Change over 2008

Analysed by brand
InterContinental	63	(8)	20,173	(1,711)
Crowne Plaza	129	(4)	38,555	(2,914)
Holiday Inn	338	(49)	59,008	(5,253)
Holiday Inn Express	563	(156)	57,756	(12,514)
Staybridge Suites	123	(43)	13,360	(4,749)
Candlewood Suites	169	(73)	14,851	(6,939)
Hotel Indigo	53	(3)	6,660	(552)
Other	-	(1)	-	(90)
	____	____	______	_____
Total	1,438	(337)	210,363	(34,722)
	____	____	______	_____
Analysed by ownership type
Franchised	1,158	(316)	126,386	(30,573)
Managed	280	(20)	83,977	(3,964)
Owned and leased	-	(1)	-	(185)
	____	____	______	_____
Total	1,438	(337)	210,363	(34,722)
	____	____	______	_____

	Hotels		Rooms
Global pipeline signings at 31 December	2009	Change over 2008	2009	Change over 2008

Total	345	(348)	52,891	(45,995)
	____	____	_____	______

Global pipeline
At the end of 2009, the IHG pipeline totalled 1,438 hotels (210,363 rooms). The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid.   Terminations in the pipeline occur for a number of reasons such as withdrawal of financing and changes in local market conditions.

IHG maintained a strong level of new signings despite the impact of the global economic downturn, demonstrating continued demand for IHG brands and represents a key driver of future profitability.

In the year, signings across all regions of 52,891 rooms were added to the pipeline. Overall, the opening of 55,345 rooms, combined with an increase in pipeline terminations, resulted in a net pipeline decline of 34,722 rooms.

THE AMERICAS

	12 months ended 31 December
	2009	2008	%
Americas Results	$m	$m	change

Revenue
Franchised	437	495	(11.7)
Managed	110	168	(34.5)
Owned and leased	225	300	(25.0)
	____	____	_____
Total	772	963	(19.8)
	____	____	_____
Operating profit before exceptional items
Franchised	364	426	(14.6)
Managed	(40)	51	(178.4)
Owned and leased	11	55	(80.0)
	____	____	_____
	335	532	(37.0)
Regional overheads	(47)	(67)	29.9
	____	____	_____
Total	288	465	(38.1)
	____	____	_____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2009

Franchised
Crowne Plaza	(15.9)%
Holiday Inn	(15.5)%
Holiday Inn Express	(12.9)%
All brands	(14.3)%
Managed
InterContinental	(16.2)%
Crowne Plaza	(19.2)%
Holiday Inn	(17.0)%
Staybridge Suites	(14.8)%
Candlewood Suites	(22.8)%
All brands	(17.8)%
Owned and leased
InterContinental	(28.2)%

Americas results
Revenue and operating profit before exceptional items decreased by 19.8% to $772m and 38.1% to $288m respectively.   Excluding the receipt of significant liquidated damages of $13m in 2008, revenue and operating profit declined by 18.7% and 36.3% respectively.

The region experienced challenging trading conditions throughout the year leading to RevPAR, revenue and profit declines across all ownership types.  However, the region's US comparable hotels achieved a premium in RevPAR growth relative to the US market.
Franchised revenue and operating profit decreased by 11.7% to $437m and 14.6% to $364m respectively, compared to 2008. This decrease was predominantly driven by a fall in royalty revenues as a consequence of a RevPAR decline of 14.3%.  Revenues also included the impact of a decline in real estate activity leading to lower fees associated with activities such as the signing of new hotels and conversions. An increase in overall room supply partially offset the decline in revenue and profit.

Managed revenues decreased by 34.5% to $110m during the year or, by 29.0% excluding the impact of $13m in liquidated damages received in 2008. All brands were impacted by the economic downturn which resulted in RevPAR declines of 17.8%.  Operating profit declined by $91m ($78m excluding liquidated damages) resulting in a loss of $40m.  The loss was due to the RevPAR driven revenue declines, IHG funding owner's priority return shortfalls on a number of hotels managed by one owner and certain guarantee payments.  At the year end, an exceptional charge of $91m was recognised comprising the write off of a deposit related to the priority return contracts and the total estimated net cash outflows to this owner under the guarantee.  Therefore, future payments to this owner will be charged against the provision and will not impact operating results.  The managed results also included the impact of provisions recognised following the devaluation of the Venezuelan currency and the potential impact of asset nationalisation.

Results from managed operations include revenues of $71m (2008 $88m) and operating profit of $nil (2008 $6m) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

Owned and leased revenue declined by 25.0% to $225m and operating profit decreased by 80.0% to $11m.  Underlying trading was driven by RevPAR declines, including the InterContinental brand with a decline of 28.2%.  Trading at the InterContinental New York, in particular, was severely impacted by the collapse of the financial markets.  Results also included the impact of the sale of the Holiday Inn Jamaica, sold in August 2008, which led to a reduction in revenue and operating profit of $16m and $2m respectively when compared to 2008.

As a result of the declining real estate market, the InterContinental Atlanta and Staybridge Suites Denver Cherry Creek no longer meet the criteria for designation as held for sale assets and consequently the results of these hotels are no longer categorised as discontinued operations and comparative figures have been re-presented accordingly.

Regional overheads declined by 29.9% during the year, from $67m to $47m.  The favourable movement was driven by increased efficiencies and the impact of an organisational restructuring undertaken to further align the regional structure with the requirements of IHG's owners and hotels.

	Hotels		Rooms
Americas hotel and room count at 31 December	2009	Change over 2008	2009	Change over 2008

Analysed by brand
InterContinental	55	-	18,499	(3)
Crowne Plaza	202	15	55,690	4,566
Holiday Inn	884	(36)	158,201	(10,576)
Holiday Inn Express	1,846	124	158,284	12,260
Staybridge Suites	178	28	19,320	2,948
Candlewood Suites	254	50	25,283	4,642
Hotel Indigo	32	11	3,966	1,328
Holiday Inn Club Vacations	6	5	2,892	480
Other brands	22	22	3,219	3,219
	____	____	______	_____
Total	3,479	219	445,354	18,864
	____	____	______	_____
Analysed by ownership type
Franchised	3,245	194	398,004	15,934
Managed	223	24	43,638	2,723
Owned and leased	11	1	3,712	207
	____	____	______	_____
Total	3,479	219	445,354	18,864
	____	____	______	_____

Americas hotel and room count
The Americas hotel and room count increased by 219 hotels (18,864 rooms) to 3,479 hotels (445,354 rooms).  The growth included openings of 375 hotels (40,584 rooms), predominantly under the franchised business model.  By brand, Holiday Inn Express generated openings of 198 hotels (17,491 rooms) whilst the extended stay brands, Staybridge Suites and Candlewood Suites, achieved openings of 78 hotels (7,548 rooms) in 2009.  Net growth also included removals of 156 hotels (21,720 rooms), predominantly Holiday Inn and Holiday Inn Express hotels removed as part of the Group's roll-out of the Holiday Inn brand family relaunch which entails the removal of lower quality, non-brand conforming hotels.

	Hotels		Rooms
Americas pipeline at 31 December	2009	Change over 2008	2009	Change over 2008

Analysed by brand
InterContinental	6	(1)	2,040	(253)
Crowne Plaza	33	(10)	6,962	(2,685)
Holiday Inn	216	(47)	27,942	(4,910)
Holiday Inn Express	486	(153)	43,438	(13,027)
Staybridge Suites	116	(38)	12,508	(4,170)
Candlewood Suites	169	(73)	14,851	(6,939)
Hotel Indigo	47	(8)	5,987	(1,045)
	____	____	______	_____
Total	1,073	(330)	113,728	(33,029)
	____	____	______	_____
Analysed by ownership type
Franchised	1,063	(319)	111,108	(31,256)
Managed	10	(10)	2,620	(1,588)
Owned and leased	-	(1)	-	(185)
	____	____	______	_____
Total	1,073	(330)	113,728	(33,029)
	____	____	______	_____

Americas pipeline
The Americas pipeline totalled 1,073 hotels (113,728 rooms) as at 31 December 2009. During the year, 29,353 room signings were completed, compared with 60,402 room signings in 2008. Signings levels declined as a result of lower real estate and construction activity amid the economic downturn and an associated tightening of credit availability.  Demand in the key midscale segment remained positive, representing 66% of hotel signings.

EUROPE, MIDDLE EAST AND AFRICA (EMEA)

	12 months ended 31 December
	2009	2008	%
EMEA results	$m	$m	change

Revenue
Franchised	83	110	(24.5)
Managed	119	168	(29.2)
Owned and leased	195	240	(18.8)
	____	____	_____
Total	397	518	(23.4)
	____	____	_____
Operating profit before exceptional items
Franchised	60	75	(20.0)
Managed	65	95	(31.6)
Owned and leased	33	45	(26.7)
	____	____	_____
	158	215	(26.5)
Regional overheads	(31)	(44)	29.5
	____	____	_____
Total	127	171	(25.7)
	____	____	_____

EMEA comparable RevPAR movement on previous year	12 months ended 31 December 2009

Franchised
All brands	(14.9)%
Managed
All brands	(14.9)%
Owned and leased
InterContinental	(10.8)%
All ownership types
UK	(9.8)%
Continental Europe	(17.8)%
Middle East	(14.0)%

EMEA results
Revenue and operating profit before exceptional items decreased by 23.4% to $397m and 25.7% to $127m respectively.  At constant currency, revenue and operating profit before exceptional items decreased by 16.8% and 22.8% respectively. The region received significant liquidated damages totalling $16m in 2008 and $3m in 2009. Excluding these receipts, revenue declined 21.5% and operating profit before exceptional items declined 20.0%, and at constant currency by 14.7% and 16.8% respectively.

During the year, RevPAR declines were experienced across the region, with declines in key markets ranging from 9.8% in the UK to 17.8% in Continental Europe.

Franchised revenue and operating profit decreased by 24.5% to $83m and 20.0% to $60m respectively, or at constant currency by 18.2% and 13.3% respectively.  Excluding the impact of $3m in liquidated damages received in 2009 and $7m received in 2008, revenue and operating profit declined by 22.3% and 16.2% respectively, or at constant currency by 15.5% and 8.8% respectively.  The decline was principally driven by lower RevPAR across Continental Europe and the UK, partly offset by a 6% increase in room count.

EMEA managed revenue and operating profit decreased by 29.2% to $119m and by 31.6% to $65m respectively, or at constant currency by 25.0% and 29.5% respectively.  Excluding the impact of $9m in liquidated damages received in 2008, revenue and operating profit declined by 25.2% and 24.4% respectively, or at constant currency by 20.8% and 22.1% respectively.  The results were driven by managed RevPAR declines of 14.9%.

In the owned and leased estate, revenue decreased by 18.8% to $195m and operating profit decreased by 26.7% to $33m, or at constant currency by 10.4% and 17.8% respectively.  The InterContinental Paris Le Grand in particular, was adversely impacted by the economic downturn as both business and leisure travel declined in Paris.  However, trading at the InterContinental Park Lane, London was more resilient, with RevPAR down just 1.7% during the year.

Regional overheads decreased by 29.5% to $31m due to improved efficiencies and cost savings, as well as a favourable movement in foreign exchange of $6m.

	Hotels		Rooms
EMEA hotel and room count at 31 December	2009	Change over 2008	2009	Change over 2008

Analysed by brand
InterContinental	65	1	20,586	(250)
Crowne Plaza	93	4	22,157	1,428
Holiday Inn	333	1	53,372	333
Holiday Inn Express	197	11	23,259	1,695
Staybridge Suites	4	2	565	293
Hotel Indigo	1	-	64	-
Other	2	1	293	90
	____	____	______	_____
Total	695	20	120,296	3,589
	____	____	______	_____
Analysed by ownership type
Franchised	520	28	78,216	4,140
Managed	171	(8)	40,634	(551)
Owned and leased	4	-	1,446	-
	____	____	______	_____
Total	695	20	120,296	3,589
	____	____	______	_____

EMEA hotel and room count
During 2009, EMEA hotel and room count increased by 20 hotels (3,589 rooms) to 695 hotels (120,296 rooms). The net room growth included openings of 37 hotels (6,427 rooms) and removals of 17 hotels (2,838 rooms).  System growth by brand was driven by Holiday Inn and Holiday Inn Express, which together accounted for 65% of the region's hotel openings, and by Crowne Plaza, which achieved net rooms growth of 7% over 2008.  By ownership type, net movement during the year included the conversion of 13 managed hotels in Spain to franchise contracts.

	Hotels		Rooms
EMEA pipeline at 31 December	2009	Change over 2008	2009	Change over 2008

Analysed by brand
InterContinental	23	(5)	6,100	(962)
Crowne Plaza	24	(1)	6,641	(646)
Holiday Inn	45	(5)	10,429	225
Holiday Inn Express	49	(8)	7,088	(702)
Staybridge Suites	7	(5)	852	(579)
Hotel Indigo	4	4	351	351
Other	-	(1)	-	(90)
	____	____	______	_____
Total	152	(21)	31,461	(2,403)
	____	____	______	_____
Analysed by ownership type
Franchised	93	3	14,952	684
Managed	59	(24)	16,509	(3,087)
	____	____	______	_____
Total	152	(21)	31,461	(2,403)
	____	____	______	_____

EMEA pipeline
The pipeline in EMEA decreased by 21 hotels (2,403 rooms) to 152 hotels (31,461 rooms). The movement in the year included 8,442 room signings, with continued demand for IHG brands in the UK, Middle East and Germany.  Demand was particularly strong in the midscale sector which represented 66% of room signings.  IHG's lifetsyle brand, Hotel Indigo, continued its expansion with four hotels in the closing pipeline, including two in London.

ASIA PACIFIC

	12 months ended 31 December
	2009	2008	%
Asia Pacific results	$m	$m	change

Revenue
Franchised	11	18	(38.9)
Managed	105	113	(7.1)
Owned and leased	129	159	(18.9)
	____	____	_____
Total	245	290	(15.5)
	____	____	_____
Operating profit before exceptional items
Franchised	5	8	(37.5)
Managed	44	55	(20.0)
Owned and leased	30	43	(30.2)
	____	____	_____
	79	106	(25.5)
Regional overheads	(27)	(38)	28.9
	____	____	_____
Total	52	68	(23.5)
	____	____	_____

Asia Pacific comparable RevPAR movement on previous year	12 months ended 31 December 2009

Managed - all brands
Asia Pacific	(12.5)%
Greater China	(15.6)%
Owned and leased
InterContinental	(22.2)%
All ownership types
Greater China	(16.9)%

Asia Pacific results
Asia Pacific revenue and operating profit before exceptional items decreased by 15.5% to $245m and 23.5% to $52m respectively.  Excluding the receipt of $4m in significant liquidated damages in 2008, revenue and operating profit declined by 14.3% and 18.8% respectively.  Despite RevPAR declines of 13.5%, the region's brands demonstrated outperformance relative to the market.

Franchised revenues and operating profit decreased by 38.9% to $11m and by 37.5% to $5m respectively.  Excluding the impact of $4m in liquidated damages received in 2008, revenue decreased by 21.4% and profit increased by $1m or 25.0%.  The decline in revenue was driven by lower RevPAR and the loss of royalties following the removal of six hotels (1,067 rooms) which did not meet IHG's brand and quality standards.

Managed revenue decreased by 7.1% to $105m and operating profit decreased by 20.0% to $44m.  RevPAR across the Greater China managed estate declined by 15.6%, primarily due to room oversupply in key Chinese cities, such as Beijing and trading upside in 2008 from the Olympic Games.

In the owned and leased estate, revenue decreased by 18.9% to $129m and operating profit decreased by 30.2% to $30m.  These results were driven by the InterContinental Hong Kong, where RevPAR declined 22.2% during the year.

Regional overheads decreased by 28.9% to $27m, due to the impact of regional restructuring and lower marketing costs associated with the ANA joint venture in Japan.

	Hotels		Rooms
Asia Pacific hotel and room count at 31 December	2009	Change over 2008	2009	Change over 2008

Analysed by brand
InterContinental	46	6	17,036	1,638
Crowne Plaza	71	5	23,147	1,618
Holiday Inn	102	1	28,995	1,120
Holiday Inn Express	26	2	6,464	258
Other	19	(1)	5,387	(259)
	____	____	______	_____
Total	264	13	81,029	4,375
	____	____	______	_____
Analysed by ownership type
Franchised	34	(8)	7,321	(2,500)
Managed	228	21	73,015	6,875
Owned and leased	2	-	693	-
	____	____	______	_____
Total	264	13	81,029	4,375
	____	____	______	_____

Asia Pacific hotel and room count
Asia Pacific hotel and room count increased by 13 hotels (4,375 rooms) to 264 hotels (81,029 rooms), including the opening of 27 hotels (8,334 rooms) offset by the removal of 14 hotels (3,959 rooms). The growth was predominantly driven by the opening of 17 hotels (5,776 rooms) in Greater China reflecting continued expansion in one of IHG's strategic markets.

	Hotels		Rooms
Asia Pacific pipeline at 31 December	2009	Change over 2008	2009	Change over 2008

Analysed by brand
InterContinental	34	(2)	12,033	(496)
Crowne Plaza	72	7	24,952	417
Holiday Inn	77	3	20,637	(568)
Holiday Inn Express	28	5	7,230	1,215
Hotel Indigo	2	1	322	142
	____	____	______	_____
Total	213	14	65,174	710
	____	____	______	_____
Analysed by ownership type
Franchised	2	-	326	(1)
Managed	211	14	64,848	711
	____	____	______	_____
Total	213	14	65,174	710
	____	____	______	_____

Asia Pacific pipeline
The pipeline in Asia Pacific increased by 14 hotels (710 rooms) to 213 hotels (65,174 rooms).  Pipeline growth was fuelled by the Greater China market which generated 75% of the region's room signings, followed by India, which contributed a further 16%.  From a brand perspective, Crowne Plaza experienced the highest demand with 45% of the region's room signings, followed by Holiday Inn, which contributed a further 32%. During the year the first Hotel Indigo was signed in Hong Kong.

Central

	12 months ended 31 December
	2009	2008	%
Central results	$m	$m	change

Revenue	124	126	(1.6)
Gross central costs	(228)	(281)	18.9
	____	____	_____
Net central costs	(104)	(155)	32.9
	_____	____	_____

Central Results
During 2009, net central costs decreased by 32.9% from $155m to $104m.  The significant reduction was driven by management actions to increase efficiencies and implement cost-saving measures across the Group.  Relative to 2008, the 2009 net central costs also benefited from a $16m favourable movement in foreign exchange whilst the 2008 results include the receipt of a favourable $3m insurance settlement.

SYSTEM FUNDS

	12 months ended 31 December
	2009	2008	%
System fund results	$m	$m	change

Assessments	1,008	990	1.8
	____	____	____

In the year to 31 December 2009, system fund assessments increased by 1.8% to $1.01bn primarily as a result of the growth in system size and marketing programmes.

Hotels operated under IHG brands are, pursuant to terms within their contracts, subject to cash assessments for the provision of brand marketing, reservations systems and the Priority Club loyalty programme.  These assessments, typically based upon room revenue, are pooled for the collective benefit of all hotels by brand or geography into the System Funds (the Funds).  The Group acts on behalf of hotel owners with regard to the Funds, and the Owners' Association, the IAHI, provides a governance overview of the operation of the Funds. The operation of the Funds does not result in a profit or loss for the Group and consequently the revenues and expenses of the Funds are not included in the Group Income Statement.

OTHER FINANCIAL INFORMATION

Exceptional operating items
Exceptional operating items of $373m consisted of:

·
$91m charge, comprising an onerous contract provision of $65m for the future net unavoidable costs under a performance guarantee related to certain management contracts with one US hotel owner, and a deposit of $26m written off as it is no longer considered recoverable under the terms of the same management contracts;

·	$19m in relation to the Holiday Inn brand family relaunch;
·
$21m

enhanced pension transfers to deferred members of the InterContinental Hotels UK Pension Plan who accepted an offer to receive the enhancement as either a cash lump sum or an additional transfer value to an alternative pension plan provider;

·	$197m of non-cash impairment charges reflecting the poorer trading environment in 2009, including $45m relating to hotels reclassified from held for sale assets;
·	$43m which primarily relates to the closure of certain corporate offices together with severance costs arising from a review of the Group's cost base; and
·	$2m loss on disposal of hotels

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per share in order to provide a more meaningful comparison of performance.

Net financial expenses
Net financial expenses decreased from $101m in 2008 to $54m in 2009, due to lower net debt levels and lower interest rates. Average net debt levels in 2009 were lower than 2008 primarily as a result of cost reduction programmes and an increased focus on cash.

Financing costs included $2m (2008 $12m) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded.  Financing costs in 2009 also included $18m (2008 $18m) in respect of the InterContinental Boston finance lease.

Taxation
The effective rate of tax on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items, was 5% (2008 23%).  The rate is particularly low in 2009 due to the impact of prior year items relative to a lower level of profit than in 2008.  By excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 42% (2008 39%). This rate is higher than the UK statutory rate of 28% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $287m (2008 $42m) in respect of continuing operations. This represented the release of exceptional provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired, together with tax relief on exceptional costs.

Net tax paid in 2009 totalled $2m (2008 $2m) including $1m (2008 $3m) in respect of disposals.  Tax paid is lower than the current period income tax charge, primarily due to the receipt of refunds in respect of prior years, together with provisions for tax for which no payment of tax has currently been made.

Earnings per share
Basic earnings per share in 2009 was 74.7¢, compared with 91.3¢ in 2008. Adjusted earnings per share was 102.8¢, against 120.9¢ in 2008.

Dividends
The Board has proposed a final dividend per share of 29.2¢ (18.7p).   With the interim dividend per share of 12.2¢ (7.3p), the full-year dividend per share for 2009 will total 41.4¢ (26.0p).

Share price and market capitalisation
The IHG share price closed at £8.93 on 31 December 2009, up from £5.62 on 31 December 2008. The market capitalisation of the Group at the year end was £2.6bn.

Capital structure and liquidity management

In response to the challenging economic environment the Group continued its focus on cash management during 2009. In the year, $432m of cash was generated from operating activities, with the other key elements of the cash flow being:

·	proceeds from the disposal of hotels and investments of $35m; and
·	capital expenditure of $148m, including $65m to purchase the Indigo San Diego.

The Group is mainly funded by a $1.2bn syndicated bank facility, of which $1.1bn matures in May 2013 and $85m is a term loan that matures in November 2010.

In December 2009, the Group issued a seven-year £250m public bond, at a coupon of 6%, which was initially priced at 99.465% of face value.  The £250m was immediately swapped into US dollar debt using currency swaps and the proceeds were used to reduce the term loan which matures in November 2010 from $500m to $85m.  Additional funding is provided by a finance lease on the InterContinental Boston.

Net debt at 31 December 2009 decreased by $191m to $1,082m and, in the table below, included $204m in respect of the finance lease commitment for the InterContinental Boston and $415m in respect of currency swaps related to the sterling bond.

	2009	2008
Net debt at 31 December	$m	$m

Borrowings
Sterling*	-	152
US Dollar*	866	889
Euro	216	224
Other	53	90
Cash*	(53)	(82)
	____	____
Net debt	1,082	1,273
	____	____

Average debt levels	1,231	1,498
	____	____

* Including the impact of currency derivatives.

	2009	2008
Facilities at 31 December	$m	$m

Committed	1,693	2,107
Uncommitted	25	25
	____	____
Total	1,718	2,132
	____	____

Interest risk profile of gross debt for major currencies at 31 December	2009%	2008%

At fixed rates	90	53
At variable rates	10	47

InterContinental Hotels Group PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2009

	Year ended 31 December 2009			Year ended 31 December 2008
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,538	-	1,538	1,897	-	1,897
Cost of sales	(769)	(91)	(860)	(852)	-	(852)
Administrative expenses	(303)	(83)	(386)	(400)	(59)	(459)
Other operating income and expenses	6	(2)	4	14	25	39
	_____	____	____	_____	____	____
	472	(176)	296	659	(34)	625
Depreciation and amortisation	(109)	-	(109)	(110)	(2)	(112)
Impairment	-	(197)	(197)	-	(96)	(96)
	_____	____	____	_____	____	____

Operating (loss)/profit (note 3)	363	(373)	(10)	549	(132)	417
Financial income	3	-	3	12	-	12
Financial expenses	(57)	-	(57)	(113)	-	(113)
	_____	____	____	_____	____	____

(Loss)/profit before tax (note 3)	309	(373)	(64)	448	(132)	316

Tax (note 5)	(15)	287	272	(101)	42	(59)
	_____	____	____	_____	____	____
Profit for the year from continuing operations	294	(86)	208	347	(90)	257

Profit for the year from discontinued operations	-	6	6	-	5	5
	_____	____	____	_____	____	____
Profit for the year	294	(80)	214	347	(85)	262
	====	====	====	====	====	====
Attributable to:
Equity holders of the parent	293	(80)	213	347	(85)	262
Non-controlling interest	1	-	1	-	-	-
	____	____	____	____	____	____
	294	(80)	214	347	(85)	262
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing operations:
Basic			72.6 ¢			89.5 ¢
Diluted			70.2 ¢			86.8 ¢
Adjusted	102.8 ¢			120.9 ¢
Adjusted diluted	99.3 ¢			117.2 ¢
Total operations:
Basic			74.7 ¢			91.3 ¢
Diluted			72.2 ¢			88.5 ¢
Adjusted	102.8 ¢			120.9 ¢
Adjusted diluted	99.3 ¢			117.2 ¢
	====		====	====		====

InterContinental Hotels Group PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2009

	2009 Year ended 31 December $m	2008 Year ended 31 December $m

Profit for the year	214	262

Other comprehensive income
Available-for-sale financial assets:
Gains/(losses) on valuation	11	(4)
Losses/(gains) reclassified to income on impairment/disposal	4	(17)
Cash flow hedges:
Losses arising during the year	(7)	(14)
Reclassified to financial expenses	11	2
Defined benefit pension plans:
Actuarial losses, net of related tax credit of $1m (2008 $13m)	(57)	(23)
Decrease/(increase) in asset restriction on plans in surplus	21	(14)
Exchange differences on retranslation of foreign operations, including related tax credit of $4m (2008 $1m)	43	(56)
Tax related to pension contributions	-	8
	____	____
Other comprehensive income/(loss) for the year	26	(118)
	____	____
Total comprehensive income for the year attributable to equity holders of the parent	240	144
	====	====

InterContinental Hotels Group PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2009

	Year ended 31 December 2009
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	118	(2,748)	2,624	7	1

Total comprehensive income for the year	-	63	177	-	240
Issue of ordinary shares	11	-	-	-	11
Movement in shares in employee share trusts	-	49	(61)	-	(12)
Equity-settled share-based cost	-	-	24	-	24
Tax related to share schemes	-	-	10	-	10
Equity dividends paid	-	-	(118)	-	(118)
Exchange and other adjustments	13	(13)	-	-	-
	____	____	____	____	____
At end of the year	142	(2,649)	2,656	7	156
	====	====	====	====	====

	Year ended 31 December 2008
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	163	(2,720)	2,649	6	98

Total comprehensive income for the year	-	(90)	234	-	144
Issue of ordinary shares	2	-	-	-	2
Repurchase of shares	(3)	-	(136)	-	(139)
Transfer to capital redemption reserve	-	3	(3)	-	-
Movement in shares in employee share trusts	-	15	(53)	-	(38)
Equity-settled share-based cost	-	-	49	-	49
Tax related to share schemes	-	-	2	-	2
Equity dividends paid	-	-	(118)	-	(118)
Exchange and other adjustments	(44)	44	-	1	1
	____	____	____	____	____
At end of the year	118	(2,748)	2,624	7	1
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

InterContinental Hotels Group PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2009

	2009 31 December	2008 31 December
	$m	$m
ASSETS
Property, plant and equipment	1,836	1,684
Goodwill	82	143
Intangible assets	274	302
Investment in associates	45	43
Retirement benefit assets	12	40
Other financial assets	130	152
Deferred tax receivable	95	-
	_____	_____
Total non-current assets	2,474	2,364
	_____	_____
Inventories	4	4
Trade and other receivables	335	412
Current tax receivable	35	36
Cash and cash equivalents	40	82
Other financial assets	5	10
	_____	_____
Total current assets	419	544

Non-current assets classified as held for sale	-	210
	______	______
Total assets (note 3)	2,893	3,118
	=====	=====
LIABILITIES
Loans and other borrowings	(106)	(21)
Trade and other payables	(688)	(746)
Provisions	(65)	-
Current tax payable	(194)	(374)
	_____	_____
Total current liabilities	(1,053)	(1,141)
	_____	_____
Loans and other borrowings	(1,016)	(1,334)
Retirement benefit obligations	(142)	(129)
Trade and other payables	(408)	(392)
Deferred tax payable	(118)	(117)
	_____	_____
Total non-current liabilities	(1,684)	(1,972)

Liabilities classified as held for sale	-	(4)
	_____	_____
Total liabilities	(2,737)	(3,117)
	=====	=====
Net assets	156	1
	=====	=====
EQUITY
Equity share capital	142	118
Capital redemption reserve	11	10
Shares held by employee share trusts	(4)	(49)
Other reserves	(2,900)	(2,890)
Unrealised gains and losses reserve	29	9
Currency translation reserve	215	172
Retained earnings	2,656	2,624
	______	______
IHG shareholders' equity	149	(6)
Non-controlling interest	7	7
	______	______
Total equity	156	1
	=====	=====

InterContinental Hotels Group PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2009

	2009 Year ended 31 December	2008 Year ended 31 December
	$m	$m

Profit for the year	214	262
Adjustments for:
Net financial expenses	54	101
Income tax (credit)/charge	(272)	59
Depreciation and amortisation	109	112
Impairment	197	96
Other exceptional operating items	176	34
Gain on disposal of assets, net of tax	(6)	(5)
Equity-settled share-based cost, net of payments	14	31
Other items	1	3
	_____	_____
Operating cash flow before movements in working capital	487	693
Decrease in net working capital	59	123
Retirement benefit contributions, net of cost	(2)	(27)
Cash flows relating to exceptional operating items	(60)	(49)
	_____	_____
Cash flow from operations	484	740
Interest paid	(53)	(112)
Interest received	2	12
Tax (paid)/received on operating activities	(1)	1
	_____	_____
Net cash from operating activities	432	641
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(100)	(53)
Purchase of intangible assets	(33)	(49)
Investment in associates and other financial assets	(15)	(6)
Disposal of assets, net of costs and cash disposed of	20	25
Proceeds from associates and other financial assets	15	61
Tax paid on disposals	(1)	(3)
	_____	_____
Net cash from investing activities	(114)	(25)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	11	2
Purchase of own shares	-	(139)
Purchase of own shares by employee share trusts	(8)	(22)
Proceeds on release of own shares by employee share trusts	2	2
Dividends paid to shareholders	(118)	(118)
Issue of £250m 6% bonds	411	-
Decrease in other borrowings	(660)	(316)
	_____	_____
Net cash from financing activities	(362)	(591)
	_____	_____

Net movement in cash and cash equivalents in the year	(44)	25
Cash and cash equivalents at beginning of the year	82	105
Exchange rate effects	2	(48)
	_____	_____
Cash and cash equivalents at end of the year	40	82
	=====	=====

I
nterContinental Hotels Group plc
NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (IHG) for the year ended 31 December 2009 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.

With effect from 1 January 2009, the Group has implemented IAS 1 (Revised) 'Presentation of Financial Statements', IAS 23 (Revised) 'Borrowing Costs', IFRS 8 'Operating Segments' and IFRIC 13 'Customer Loyalty Programmes'.  Except for certain presentational changes, including the introduction of a 'Group Statement of Changes in Equity' as a primary financial statement, the adoption of these standards has had no material impact on the financial statements and there has been no requirement to restate prior year comparatives.

In all other respects, these preliminary financial statements have been prepared on a consistent basis using the accounting policies set out in the IHG Annual Report and Financial Statements for the year ended 31 December 2008.

Two hotels, which, prior to 30 June 2009, were classified as assets held for sale and whose results were presented as discontinued operations, no longer meet the criteria for designation as held for sale assets.  Consequently, the results of these hotels are now reported as continuing operations and prior period results have been re-presented on a consistent basis.  The impact has been to increase revenue from continuing operations for the year by $34m (2008 $43m) and to increase operating profit from continuing operations, before exceptional items, for the year by $8m (2008 $14m).

2.

Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year.  In the case of sterling, the translation rate is $1= £0.64 (2008 $1=£0.55).  In the case of the euro, the translation rate is $1 = €0.72 (2008 $1 = €0.68).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period.  In the case of sterling, the translation rate is $1=£0.62 (2008 $1 = £0.69).  In the case of the euro, the translation rate is $1 = €0.69 (2008 $1 = €0.71).

3 .	Segmental information
	Revenue
		2009	2008
		$m	$m

	Americas	772	963
	EMEA	397	518
	Asia Pacific	245	290
	Central	124	126
		____	____
	Total revenue	1,538	1,897
		====	====

	All results relate to continuing operations.

Profit	2009 $m	2008 $m

Americas	288	465
EMEA	127	171
Asia Pacific	52	68
Central	(104)	(155)
	____	____
Reportable segments' operating profit	363	549
Exceptional operating items (note 4)	(373)	(132)
	____	____
Operating (loss)/profit	(10)	417

Financial income	3	12
Financial expenses	(57)	(113)
	____	____
Total (loss)/profit before tax	(64)	316
	====	====

All results relate to continuing operations.

Assets	2009 $m	2008 $m

Americas	970	1,240
EMEA	926	958
Asia Pacific	631	613
Central	196	189
	____	____
Segment assets	2,723	3,000

Unallocated assets:
Deferred tax receivable	95	-
Current tax receivable	35	36
Cash and cash equivalents	40	82
	____	____
Total assets	2,893	3,118
	====	====

4.	Exceptional items
		2009 $m	2008 $m
	Continuing operations:

	Exceptional operating items
	Cost of sales:
	Onerous management contracts (a)	(91)	-

	Administrative expenses:
	Holiday Inn brand relaunch (b)	(19)	(35)
	Reorganisation and related costs (c)	(43)	(24)
	Enhanced pension transfer (d)	(21)	-
		____	____
		(83)	(59)
	Other operating income and expenses:
	Gain on sale of associate investments	-	13
	Gain on sale of other financial assets	-	14
	Loss on disposal of hotels*	(2)	(2)
		____	____
		(2)	25

	Depreciation and amortisation:
	Reorganisation and related costs (c)	-	(2)

	Impairment:
	Property, plant and equipment (e)	(28)	(12)
	Assets held for sale (f)	(45)	-
	Goodwill (g)	(78)	(63)
	Intangible assets (h)	(32)	(21)
	Other financial assets (i)	(14)	-
		____	____
		(197)	(96)
		____	____
		(373)	(132)
		====	====
	Tax
	Tax on exceptional operating items	112	17
	Exceptional tax credit (j)	175	25
		____	____
		287	42
		====	====
	Discontinued operations:
	Gain on disposal of assets (k):
	Gain on disposal of hotels **	2	-
	Tax credit	4	5
		____	____
		6	5
		====	====

*	Relates to hotels classified as continuing operations.
**	Relates to hotels classified as discontinued operations.

4.	Exceptional items (continued)
These items are treated as exceptional by reason of their size or nature.
a)
An onerous contract provision of $65m has been recognised for the future net unavoidable costs under a performance guarantee related to certain management contracts with one US hotel owner.  In addition to the provision, a deposit of $26m has been written off as it is no longer considered recoverable under the terms of the same management contracts.

	b)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
	c)	Primarily relates to the closure of certain corporate offices together with severance costs arising from a review of the Group's cost base.
d)
Relates to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider.  The exceptional item comprises the lump sum payments ($9m), the IAS 19 settlement loss arising on the pension transfers ($11m) and the costs of the arrangement ($1m).  The payments and transfers were made in January 2009.

e)
Recognised at 30 June 2009, comprising $20m relating to a North American hotel and $8m relating to a European hotel, arising from a review of estimated recoverable amounts taking into account the current economic climate.  The charge of $12m in 2008 related to a North American hotel.

f)
Relates to the valuation adjustments required at 30 June 2009 on the reclassification to property, plant and equipment of four North American hotels no longer meeting the 'held for sale' criteria of IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' as sales are no longer considered highly probable within the next 12 months.  The adjustments comprise $14m of depreciation not charged whilst held for sale and $31m of further write-downs to recoverable amounts, as required by IFRS 5.  The results of two of the hotels, previously classified as discontinued operations, are now reported as continuing operations and prior period results have been re-presented on a consistent basis.

g)
Relates to the Americas managed operations and reflects the impact of the global economic downturn and, in particular, IHG's funding obligations under certain management contracts with one US hotel owner.  $21m was charged at 30 September 2009 and $57m at 30 June 2009, following on from the $63m recognised at 31 December 2008.

h)
The impairment charges relate to the capitalised value of management contracts and arise from revisions to expected fee income.  In 2009, the impairment was recorded at 30 June 2009 and relates to Americas managed operations.  In 2008, the impairment related to EMEA managed operations.

	i)	Relates to an available-for-sale equity investment and arises as a result of a significant and prolonged decline in its fair value below its cost.
j)
Relates to the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

	k)	Relates to tax arising on disposals together with the release of provisions no longer required in respect of hotels disposed of in prior years.

5.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 4), has been calculated using an estimated effective annual tax rate of 5% (2008 23%) analysed as follows.

	2009	2009	2009	2008	2008	2008
Year ended 31 December	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	309	(15)	5%	448	(101)	23%

Exceptional items
Continuing operations	(373)	287		(132)	42
Discontinued operations	2	4		-	5
	____	____		____	____
	(62)	276		316	(54)
	====	====		====	====
Analysed as:
UK tax		9			(5)
Foreign tax		267			(49)
		____			____
		276			(54)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 42% (2008 39%).  Prior year items have been treated as relating wholly to continuing operations.

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

	2009	2009	2008	2008
	Continuing operations	Total	Continuing operations	Total

Basic earnings per ordinary share
Profit available for equity holders ($m)	207	213	257	262
Basic weighted average number of ordinary shares (millions)	285	285	287	287
Basic earnings per ordinary share (cents)	72.6	74.7	89.5	91.3
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	207	213	257	262
Diluted weighted average number of ordinary shares (millions)	295	295	296	296
Diluted earnings per ordinary share (cents)	70.2	72.2	86.8	88.5
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	207	213	257	262
Adjusting items (note 4):
Exceptional operating items ($m)	373	373	132	132
Tax on exceptional operating items ($m)	(112)	(112)	(17)	(17)
Exceptional tax credit ($m)	(175)	(175)	(25)	(25)
Gain on disposal of assets, net of tax ($m)	-	(6)	-	(5)
	____	____	____	____
Adjusted earnings ($m)	293	293	347	347
Basic weighted average number of ordinary shares (millions)	285	285	287	287
Adjusted earnings per ordinary share (cents)	102.8	102.8	120.9	120.9
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	295	295	296	296
Adjusted diluted earnings per ordinary share (cents)	99.3	99.3	117.2	117.2
	====	====	====	====

Earnings per ordinary share from discontinued operations	2009 cents per share	2008 cents per share
Basic	2.1	1.8
Diluted	2.0	1.7
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2009 millions	2008 millions
Basic weighted average number of ordinary shares	285	287
Dilutive potential ordinary shares - employee share options	10	9
	____	____
	295	296
	====	====

7.	Dividends
		2009 cents per share	2008 cents per share	2009 $m	2008 $m
	Paid during the year:
	Final (declared for previous year)	29.2	29.2	83	86
	Interim	12.2	12.2	35	32
		====	====	====	====
		41.4	41.4	118	118
		====	====	====	====
	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December)
	Final	29.2	29.2	84	83
		====	====	====	====

The proposed final dividend is payable on the shares in issue on 26 March 2010.

8.	Net debt
		2009	2008
		$m	$m

	Cash and cash equivalents	40	82
	Loans and other borrowings - current	(106)	(21)
	Loans and other borrowings - non-current	(1,016)	(1,334)
		____	____
	Net debt	(1,082)	(1,273)
		====	====
	Finance lease liability included above	(204)	(202)
		====	====

9.	Movement in net debt
		2009	2008
		$m	$m

	Net (decrease)/increase in cash and cash equivalents	(44)	25
	Add back cash flows in respect of other components of net debt:
	Issue of £250m 6% bonds	(411)	-
	Decrease in other borrowings	660	316
		____	____
	Decrease in net debt arising from cash flows	205	341

	Non-cash movements:
	Finance lease liability	(2)	(2)
	Exchange and other adjustments	(12)	47
		____	____
	Decrease in net debt	191	386

	Net debt at beginning of the year	(1,273)	(1,659)
		____	____
	Net debt at end of the year	(1,082)	(1,273)
		====	====

10.	Capital commitments and contingencies

At 31 December 2009, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $9m (2008 $40m).

At 31 December 2009, the Group had contingent liabilities of $16m (2008 $12m) mainly relating to litigation claims.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum outstanding exposure under such guarantees is $106m (2008 $249m).  Payments under any such guarantees are charged to the income statement as incurred.

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

11.	Other commitments

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family.  In support of this relaunch, IHG will make a non recurring revenue investment of $60m which will be charged to the Group income statement as an exceptional item.  During the year, $19m (2008 $35m) has been charged.

12.	Group financial statements

The preliminary statement of results was approved by the Board on 15 February 2010.  The preliminary statement of results does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course.  The financial information for the year ended 31 December 2008 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies, except as re-presented for discontinued operations (note 1).

Auditors' review

The auditors, Ernst & Young LLP, have given an unqualified report under Chapter 3 of Part 16 of the Companies Act 2006 in respect of the full Group financial statements (2008: Section 235 of the Companies Act 1985).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	16 February 2010